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                                                                EXHIBIT 99(c)(4)

                              [HUNTSMAN PACKAGING LETTERHEAD]

                                    March 20, 1998


Board of Directors
Blessings Corporation
Bowles Hollowell Conner & Co.
227 West Trade Street
Charlotte, North Carolina 28202

Ladies and Gentlemen:

          Huntsman Packaging Corporation ("Huntsman Packaging") is pleased to submit the following proposal to acquire all of the outstanding common stock of Blessings Corporation ("Blessings"). Huntsman Packaging proposes to acquire Blessings for twenty-one dollars ($21.00) in cash (the "Offer Price") per share of Common Stock of Blessings (the "Shares") on the terms set forth in our mark-up of the Agreement and Plan of Merger. Our mark-up of the Agreement and Plan of Merger is enclosed (as marked up, the "Merger Agreement").

          The Merger Agreement contemplates that Huntsman Packaging will commence a tender offer for the Shares at the Office Price as promptly as practicable after the execution of the Merger Agreement and will follow the tender offer with a merger in which holders of Shares other than Huntsman Packaging will receive the Offer Price in cash.

          The tender offer is conditioned upon the tender of a majority of the Shares on a fully-diluted basis, upon receipt of financing under the commitment letter that we have obtained from The Chase Manhattan Bank and Chase Securities Inc. (collectively, "Chase") (the "Commitment Letters") and upon other customary conditions as set forth in Annex I to the Merger Agreement. The Commitment Letters provide us with a fully underwritten commitment pursuant to which Chase has agreed to provide all financing necessary to consummate the proposed tender offer and merger. A copy of the Commitment letters is enclosed, and Chase is available to discuss the terms and nature of their fully underwritten commitment.

          Our proposal also requires that the Williamson Dickie Manufacturing Company and each officer or director owning in excess of 10,000 Shares enter into a stock option agreement pursuant to which such stockholders grant Huntsman Packaging an option to purchase their Shares, agree to tender the Shares held by them in the tender offer and agree to vote in favor of the merger and against any competing transaction. A draft of the stock option agreement is enclosed.

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          Prior to executing the Merger Agreement, we also need to have a satisfactory meeting with Kimberly-Clark and to complete our due diligence review of Blessings. As you are aware, we have not been allowed to conduct our environmental due diligence. We need to be allowed to conduct such due diligence and be satisfied with the results. In addition we need to complete our review of employee benefit matters and be granted access to your Washington, Georgia facility. Finally we need to review Blessing audited financial statements for the year ended December 31, 1997, and related filings to be made with the Securities and Exchange Commission, and financial statements and tax returns for your Mexican operations.

          Our proposal shall remain in effect until 5:00 p.m. Eastern Standard Time on Friday March 27, 1998. Our Board of Directors has approved this proposal, and we hope to be able to complete the acquisition of Blessings on the terms set forth herein.

          This proposal is being made with the understanding that, except as required by law, neither Blessings nor its officers, advisors or other representatives will disclose the existence of this proposal or any of its terms without the prior consent of Huntsman Packaging. Further, Huntsman Packaging shall be under no legal obligation with respect to the proposed transaction until a definitive Merger Agreement and related documents have been executed and delivered. Please contact the undersigned at 801-584-5916 with any questions concerning our proposal. Questions on the Commitment Letter should be directed to Ruth Dreessen at Chase (713-216-8853). Legal questions should be directed to Ronald G. Moffitt (801-584-5947) and John MacCarthy at Winston & Strawn (312-558-5876).

          We look forward to your prompt response to our proposal.


                                   Sincerely,


                                   /s/ Richard P. Durham
                                   -------------------------------
                                   Richard P. Durham